Exhibit 99.1

Position Notice on behalf of the Board of Directors of
Mazor Robotics (the “Company”)

Further to the Form 6-K submitted by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on June 9, 2016 concerning a Notice of an Extraordinary General Meeting (the “EGM”) of the Company’s shareholders and the exhibits attached thereto (the “EGM Notice”) and to the Position Notice received from a shareholder, which was submitted by the Company to the SEC on a Form 6-K on June 16, 2016 (the “PN”), the Board of Directors of the Company (the “Board”) hereby submits its Position Notice in connection with the EGM Notice and with the claims raised in the PN. Capitalized terms not defined herein shall have the meaning ascribed to them in the EGM Notice.

This Position Notice was unanimously approved by the Board1.

1.	Claims concerning failure by the Company to disclose material information.

The Board rejects the claim that the Company failed to disclose material information in the EGM Notice. Pursuant to the Company's shareholders general meeting of March 31, 2013, as of May 28, 2013, the Company has adopted the disclosure requirements under U.S. securities laws applicable to the Company, as a foreign private issuer, in lieu of the requirements of the Israeli Securities Law. Since May 28, 2013, the Company has complied fully with all U.S. securities laws and regulations applicable to the Company as a foreign private issuer. The disclosures requested in the PN are partly based on the provisions of Israeli securities regulations, and partly on the PN author’s personal wishes, both of which do not apply to the Company.

[1]	Mr. Ori Hadomi did not participate in the resolution to approve this Position Notice due to his personal interest in the subject matter.

Notwithstanding the foregoing, as the information requested in section 1 of the PN is available, the Board has decided to furnish the requested information as follows:

1.1.	None of the matters on the agenda of the EGM were discussed, negotiated or agreed with Medtronic plc and\or Covidien Group S.a.r.l or any of its affiliates (“Medtronic”), and Medtronic did not undertake to vote in favor of any of the matters on the agenda of the EGM, following the execution of the Transactions.

1.2.	For the reasoning of the compensation committee's and Board’s recommendations please see Sections 2 to 4 below.

1.3.	The fair value of the 386,574 Options is USD $1,000,000 (approximately NIS 3,818,000). The fair value of the Options was calculated according to the Black-Scholes option pricing model on the basis of the closing price of the Company’s ordinary shares on May 17, 2016, and was based on the following data and assumptions:

1.3.1.	Exercise price for each option of ILS 22.23;

1.3.2.	Standard deviation 48.13%[2];

1.3.3.	Annual risk-free interest rate 1.44%[3];

1.3.4.	The exercise price of the Options is not linked to any index or currency.

[2]	The Standard Deviation was calculated based on the TASE historical trade data according to the Option term, as of May 18, 2016.
[3]	The Annual risk-free interest rate is based on the Israeli governmental bonds yields of “Shachar” type for a period that matches the life span of the option, as of May 18, 2016.

1.4.	The following table specifies the closing prices of the Company’s ordinary shares on the TASE for the dates or the periods detailed therein:

Date/period	The date prior to the disclosure of the Transactions (May 17, 2016)	Date of filing of EGM Notice (June 9, 2016)	Average share price during the 30 days period prior to the disclosure of the Transactions
Price per share in ILS	ILS 20.53	ILS 30.96	ILS 22.23

1.5.	The one-time expense resulting from the increase in the CEO’s salary is expected to be approximately USD 47,000 (app. ILS 181,000), and the monthly cost of the CEO’s employment following such increase is expected to be approximately USD 27,500 (app. ILS 105,600) in comparison to approximately USD 24,000 (app. ILS 92,700) before the increase.

2.	Claims concerning the Options to the CEO.

2.1.	The closing price of the Company's ordinary shares on the date of the filing of the EGM Notice is not relevant. As described in the EGM Notice, the relevant date is the date of execution of the agreements relating to the Transactions and the average closing price of the Company’s ordinary shares on the TASE during the 30 days that preceded the execution of the agreements relating to the Transactions, which reflect the market price of the Company’s ordinary shares on the date on which the agreements relating to the Transactions were executed. The price on the filing date may be attributed to the market's reaction to the announcement of the Transactions by the Company on May 18, 2016.

2.2.	The Options were not granted "In-the-Money", as asserted in the PN; rather the exercise price was calculated as the higher of (i) the closing price of the Company’s ordinary shares on the TASE on the last trading day prior to the date of the execution of the agreements relating to the Transactions, or (ii) the average of the closing price per ordinary share in the TASE during the 30 days preceding the date of the execution of the agreements relating to the Transactions. In addition, such options are subject to a 4 year vesting period, as fully detailed in the EGM Notice (the “Vesting Period”). The vesting of the first 50% of the Options shall occur only 24 months after the date of grant of the Options. The Vesting Period in general, and the first tranche of the Vesting Period in particular, means that the CEO’s ability to exercise any part of the Options shall come into effect only after it will be known whether the second phase of the Lead Sharing and Distribution Agreement signed with Medtronic (the “LSDA”) had commenced. On May 18, 2016 the Company filed a Form 6-K in which detailed descriptions of the Transactions were given, including the expected time table for each of the Transactions (the “Transactions Notice”). The vesting of the first 50% of the Options shall be completed approximately 6 months after the second phase of the LSDA, whereby Medtronic shall become the global distributor of the Company's products, shall have commenced. Whether the second phase of the LSDA shall occur is not expected to be known before the end of 2017. The intended outcome of such second phase of the LSDA is a dramatic increase in the Company's sales combined with a decrease of its sales and marketing costs, and it is the Board’s position that the CEO’s ability to profit from the Options is very much dependent on the second phase of the LSDA becoming effective.

2.3.	The Board engaged in discussions concerning the potential value of the options proposed to be issued to the CEO and found such issuance to be justifiable and in the interest of the Company in light of:

2.3.1.	the potential gain to the Company and its shareholders emanating from the Transactions, the engagement in which is very much attributed to the CEO's efforts and actions; and

2.3.2.	The structure of the Vesting Period of the Options as described in section 2.2 above.

2.4.	The Board had found the acceleration mechanism to be appropriate under the circumstances and does not reflect any bonus whatsoever. The acceleration mechanism will apply only if the LSDA enters into its second phase, which is not expected before the end of 2017, whereby Medtronic shall become the global distributor of the Company's products. Furthermore, the acceleration shall apply only if a termination of the CEO’s employment is made by the Company and not for cause, which means that the CEO is not able to initiate the acceleration of the Options by himself in any manner whatsoever.

3.	Claims concerning the CEO’s proposed bonus.

The ILS 900,000 bonus is intended to reward the CEO for his efforts and success in initiating and leading the Company in the process that culminated in the execution of both the LSDA and the equity investment agreement, and therefore its linkage in the PN to the past bonuses paid to the CEO in connection with other equity investments is inaccurate and misleading. On May 18, 2016, the Company filed a Form 6-K with the SEC in which detailed descriptions of the Transactions were given. It is the Board's opinion that the Transactions may be the most significant and exceptional transactions entered into by the Company since its incorporation, and therefore that the CEO, who had a leading role in the initiation and execution of the Transactions, should be remunerated accordingly.

4.	Claims concerning the increase of the CEO's salary.

The increase in the CEO's salary was approved by the Board following a thorough discussion by the Board members and after a review of public information related to the compensation packages of CEOs of publicly traded Israeli companies.  The increase of the CEO's salary was part of the ordinary process of salary review of certain senior officers of the company which is done annually by the Board and was not related in any form to the Transactions. The increase was not yet implemented and is subject to approval of the Company's shareholders as detailed in the EGM Notice. Therefore, the fact that the matter was initially discussed by the Board a few months before it was made public or brought for further approval by the EGM is a result of proper corporate governance processes, and furthermore it is of no consequence, as the Company did not pay and the CEO did not receive any payment based on such resolution of the Board. Furthermore, the matter was discussed and confirmed by the compensation committee and by the Board for the second time in their meetings held on April 25, 2016.

5.	Nomination of another member of the Board to the EGM agenda.

Other than the Chairman of the Board and the CEO, who are considered executive directors of the Company, all of the remaining four members of the Board are external or independent directors. To the Board’s knowledge, no director of the Company, including the Chairman and the CEO, is or may be affiliated with any other shareholders of the Company. Furthermore, under the Israeli Companies law which applies to the Company, the right to request to add a matter to the agenda of an AGM or an EGM is granted to shareholders holding at least 1% of the voting rights in the Company. Based on documentation produced by the author of the PN to prove his shareholdings in the Company, his holdings in the Company's ordinary shares entitle him to 0.0038% of the voting rights in the Company, and therefore he is not in a position to ask to add a matter to the EGM agenda.

6.	Summary

The Board rejects the claims made in the PN concerning the Company’s disclosure in the EGM Notice as provided for in Section 1 above.

As already written in the EGM Notice, and for further reasons detailed in Sections 2 to 4 above, the Board recommends a vote FOR the approval of the proposals brought before the EGM in the EGM Notice.

Sincerely yours, Mazor Robotics Ltd. Board of Directors